UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 18, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration Number: 1950/038232/06
Incorporated in the Republic of South Africa
JSE Share Code: HAR
ISIN: ZAE000015228
(“Harmony” or “Company”)

PUBLICATION OF SHAREHOLDER CIRCULAR IN RELATION TO THE PROPOSED EXTRA-ORDINARY GENERAL MEETING (“EGM”) (“EGM CIRCULAR”) TO SEEK AUTHORITY FOR THE SPECIFIC ISSUE OF SHARES TO THE HARMONY GOLD COMMUNITY TRUST AND HARMONY ESOP TRUST

1.Introduction and Rationale
Harmony shareholders (“Shareholders”) are referred to the announcement released by the Company on 11 December 2023, in which it advised that the Company is proposing two broad-based black economic empowerment (“B-BBEE”) transactions involving:
•the specific issue of no par value convertible preference shares (“Preference Shares”) by Harmony to the trustees for the time being of the Harmony Gold Community Trust (“Harmony Community Trust”)(“Harmony Community Trust Share Issue”); and
•the specific issue of no par value ordinary shares (“Ordinary Shares”) by Harmony to the trustees for the time being of the Harmony ESOP Trust (“ESOP Trust”) for the benefit of Eligible Employees, as defined in the EGM Circular (“ESOP Trust Share Issue”),
(together, the “B-BBEE Transactions”).
Consistent with the foregoing, Harmony proposes to:
•issue a further 2,466,103 Preference Shares to the Harmony Community Trust (“Harmony Community Trust Shares”), which, on conversion into Ordinary Shares in accordance with the terms of the Preference Shares prescribed in the memorandum of incorporation of Harmony (“MOI”), would constitute approximately 0.4% of the issued Ordinary Shares as at the date of the announcement referred to above; and
•issue 12,651,525 Ordinary Shares to the ESOP Trust (“ESOP Trust Shares”), which would constitute approximately 2% of the issued Ordinary Shares of the Company as at the date of the announcement referred to above.

Following the issue of the aforementioned Harmony Community Trust Shares to the Harmony Community Trust and ESOP Trust Shares to the ESOP Trust, the Harmony Community Trust shall hold 6,866,103 Preference Shares and the ESOP Trust shall hold 12,651,525 Ordinary Shares in the Company.
2.Posting of EGM Circular
The Company is pleased to advise that the EGM Circular has been posted to Shareholders today on Monday, 18 December 2023 and it is available on the Company’s website, www.harmony.co.za.
The purpose of the EGM Circular is to:
•provide Shareholders with all relevant information in respect of the B-BBEE Transactions and (i) the creation of an additional 2,466,103 Preference Shares; (ii) specific authority to issue 2,466,103 authorised but unissued Preference Shares to the Harmony Community Trust; (iii) specific authority to issue 12,651,525 authorised but unissued Ordinary Shares to the ESOP Trust; (iv) approval of the amendments to the MOI to reflect the proposed changes in the authorised shares of the Company; (v) authority to issue 30% or more of the Preference Shares to the Harmony Community Trust, including to the extent that the Harmony Community Trust is a related or inter-related person to the Company as contemplated in section 41(1) of the Companies Act 71 of 2008; (vi) waiver of pre-emptive rights in respect of the ESOP Trust Share Issue and the Harmony Community Trust Share Issue; (vii) authority to repurchase the Harmony Community Trust Shares from the Harmony Community Trust, pursuant to a call option in certain circumstances or a pre-emptive right exercised in certain circumstances; and (viii) authority to provide financial assistance to the ESOP Trust for purposes of the ESOP Trust Share Issue, and so as to enable Shareholders to make an informed decision as to whether or not they should vote in favour of the resolutions set forth in the Notice of EGM; and
•convene the EGM in order for Shareholders to consider and, if deemed fit, pass, with or without modification, the ordinary and special resolutions set forth in the Notice of EGM.
3.Notice of EGM
Notice is hereby given of the EGM, which will be held entirely by electronic communication, on Wednesday, 31 January 2024 at 11:00am (SAST) in order for Shareholders to consider and, if deemed fit, pass, with or without modification, the resolutions set forth in the notice of EGM (which forms part of, the Circular posted today). The notice of EGM is available on the Company website.
4.Important dates and times
The salient dates and times relating to the transactions are set out below:

Key action	2023/2024
Stock Exchange News Service of the JSE Limited (“SENS”) announcement confirming: (i) posting of Circular and its publication on Harmony’s website	Monday, 18 December 2023
Press announcement confirming posting of Circular and its publication on Harmony’s website	Tuesday, 19 December 2023
Last Day to Trade in order to be eligible to attend, participate in and vote at the EGM	Tuesday, 23 January 2024
Voting Record Date to participate in and vote at the EGM	Friday, 26 January 2024
Last day and time to give notice to participate in the EGM electronically	Monday, 29 January 2024
Recommended last day and time to lodge Forms of Proxy with the Transfer Secretaries at 11:00 on	Monday, 29 January 2024
EGM of Shareholders	Wednesday, 31 January 2024
Results of EGM released on SENS	Wednesday, 31 January 2024

For more details contact:
Shela Mohatla
Group Company Secretary
+27(0) 71 571 4249

Johannesburg, South Africa
18 December 2023

Corporate Advisor to Harmony in respect of the ESOP
Tamela Holdings Proprietary Limited
Independent Reporting Accountants and Auditors
PricewaterhouseCoopers Incorporated
Legal Advisor to Harmony in respect of the Transactions
Bowman Gilfillan Incorporated
Transaction Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

Important information
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. This announcement is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Harmony. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 ("Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 18, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director